UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-16681

THE ALAGASCO EMPLOYEE SAVINGS PLAN
2101 6th Avenue North
Birmingham, Alabama 35203
(Full title of the Plan)

Spire Inc.
700 Market Street
St. Louis, Missouri 63101
(Name of issuer of securities held pursuant to the Plan and the address of its principal executive office)

THE ALAGASCO EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of The Alagasco Employee Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 29, 2017

THE ALAGASCO EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015

Cash	$1,113	$1,803

Investments, at Fair Value	173,188,601	180,552,796

Notes Receivable from Participants	3,998,479	4,166,946

Contributions Receivable:
Participant contributions	148,308	124,916
Employer contributions	91,955	77,193
Total Contributions Receivable	240,263	202,109

NET ASSETS AVAILABLE FOR BENEFITS	$177,428,456	$184,923,654

See the accompanying Notes to Financial Statements.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2016	2015
ADDITIONS:

Contributions:
Participant	$4,534,602	$3,829,635
Rollover	118,203	318,395
Employer	2,950,842	3,593,876
Total Contributions	7,603,647	7,741,906

Investment Income (Loss):
Interest and dividends	1,814,596	1,406,468
Net appreciation (depreciation) in fair value of investments	18,982,731	(21,820,908)
Total Investment Income (Loss)	20,797,327	(20,414,440)

Interest income on notes receivable from participants	181,873	163,728

TOTAL ADDITIONS	28,582,847	(12,508,806)

DEDUCTIONS:

Distributions to participants	35,758,861	22,067,729
Administrative fees	45,252	33,604

TOTAL DEDUCTIONS	35,804,113	22,101,333

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO TRANSFERS	(7,221,266)	(34,610,139)

Transfers to other plans - net	273,932	341,295

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(7,495,198)	(34,951,434)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	184,923,654	219,875,088
End of year	$177,428,456	$184,923,654

See the accompanying Notes to Financial Statements.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of The Alagasco Employee Savings Plan (“the Plan”) have been prepared on the accrual basis.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the fair value hierarchy, are included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common/collective trusts (“CCTs”, singular "CCT") are valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also holds units of a CCT that has investments in fully benefit-responsive investment contracts (“FBRICs”). The Plan’s CCT investments in FBRICs are presented at fair value using the Net Asset Value (“NAV”) practical expedient in the Statements of Net Assets Available for Benefits at both December 31, 2016 and 2015.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought, sold, and/or held during the year.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses – The administrative cost of the Plan is paid by Alabama Gas Corporation (the “Company”), the Plan sponsor and Plan administrator. The Company is a wholly owned subsidiary of Spire Inc. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. stock.
Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of December 31, 2016 and 2015.
Presentation/Reclassifications – Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation. These reclassifications had no effect on Net Assets Available for Benefits.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the years ended December 31, 2016 and 2015 and is provided for informational purposes only. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan administrator. In case of conflict or discrepancy with the Plan document, the Plan document governs.
General – The Plan is a defined contribution plan which covers employees of the Company, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company (“Trustee”). The Company is the Plan sponsor, and in that capacity has named the Spire Inc. Retirement Plans Committee as administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – To be eligible to participate in the Plan, an employee must complete 90 days of service (or three months of service for employees hired prior to January 1, 2016) as defined in the Plan document.
Contributions – Contributions to the Plan may consist of employee pre-tax and/or Roth elective contributions, employer matching contributions, Employer Supplemental Contributions and rollover contributions. The employer matching contributions and Employer Supplemental Contributions are invested according to the employee's elective investment allocations. Rollover contributions are invested based on a separate election by the employee.
The Trustee performs the enrollment function and eligible employees are auto-enrolled in the Plan. In 2015 the auto-enrollment employee contribution rate was 6% of compensation, and it became 5% effective January 1, 2016. The Trustee distributes new enrollment packages 30 days in advance of eligibility to notify the employee of the impending enrollment in the Plan; however, the employee has the option to contact the Trustee and opt-out of the enrollment.
Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee's compensation, not to exceed 30% thereof and not less than 2% thereof (prior to January 1, 2016), subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (rollover). In 2015 employer matching contributions were 50% of each employee's elective contribution, not to exceed 6% of the employee's compensation. The Company has the discretion to increase or decrease the employer matching contribution percentage. Effective January 1, 2016, employee elective contributions were allowed in any amount up to 75% of the employee's compensation, and employer matching contributions are equal to the lesser of 100% of each employee's elective contribution or 5% of the employee's compensation.
Prior to January 1, 2016, the Company made Employer Supplemental Contributions for eligible Plan participants equal to a percentage of pay (ranging from 3% to 7%) based on employee age, or 3% Safe Harbor Contributions.
Employee Stock Ownership Plan – The Spire Inc. Employee Stock Ownership Plan (“ESOP”) constitutes a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash are reinvested under the terms of the Plan.
Investment Options – The Plan provides for separate investment programs which allow participants to direct their investing among different investment options. A minimum of 1% of the employee's contribution must be directed into each fund selected. Effective September 1, 2016, the Energen Stock Fund was removed as an investment option under the Plan, and all Energen stock in the Plan was liquidated by the Trustee and reinvested according to the participant's current investment elections.
Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance over the last twelve months, if any, or 50% of their vested account balance, as defined in the Plan document. Loan transactions are treated as transfers between the investment fund and notes receivable from participants. These loans are carried at the unpaid principal balance plus accrued interest and are recorded as notes receivable from participants in the statement of net assets available for benefits. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on loans outstanding ranged from 4.25% to 9.25% at December 31, 2016.

Participant Accounts – An account is maintained for each participant in the Plan. The accounts are each credited with the employee's pre-tax and/or Roth and rollover contributions, the allocated portion of the employer matching and Employer Supplemental Contributions, and investment earnings. Distributions, withdrawals and allocated expenses are subtracted from the account balances.
Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions are normally made in single lump-sum cash payments; however, participants in the ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active participants who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant’s elective deferrals, less amounts of previous hardship distributions. Participants making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six- month period after receipt of the hardship withdrawal.
Vesting – Participant and Company matching contributions are 100% vested when made.
Transfers – The accounts for the participants in the Plan who are transferred to affiliated companies are transferred to the applicable affiliate company defined contribution plan. Conversely, participants of affiliated companies who are transferred to the Company have their accounts transferred to the Plan. Such transfers are reflected as a net amount in the Statements of Changes in Net Assets Available for Benefits.

3.	INVESTMENTS
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by FBRICs. The FBRICs enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The FBRICs are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are measured daily and may be redeemed daily with no restrictions related to the redemption notice period. However, if redemption does occur, the redeemed funds cannot be reinvested in a competing fund for at least 90 days. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable.
Recurring Measurements – The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2016 and 2015.
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2016
Mutual funds	$85,871,741	$85,871,741	$—	$—
Common/collective trusts	76,137,415	—	76,137,415	—
Common Stock - Spire Inc.	8,376,845	8,376,845	—	—
Total investments in the fair value hierarchy	$170,386,001	$94,248,586	$76,137,415	$—
Common/collective trusts measured at NAV*	2,802,600
Total investments	$173,188,601

December 31, 2015
Mutual funds	$56,255,305	$56,255,305	$—	$—
Common/collective trusts	82,927,823	—	82,927,823	—
Common Stock - Energen Corporation	34,532,873	34,532,873	—	—
Common Stock - Spire Inc.	4,009,622	4,009,622	—	—
Total investments in the fair value hierarchy	$177,725,623	$94,797,800	$82,927,823	$—
Common/collective trusts measured at NAV*	2,827,173
Total investments	$180,552,796

*
Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4.	TAX STATUS
The Plan submitted a determination letter application in January 2016 and is awaiting response from the Internal Revenue Service. The Plan Administrator and the Plan’s tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

5.	RELATED-PARTY TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $44,668 and $33,435 of recordkeeping fees to the trustees during the years ended December 31, 2016 and 2015, respectively. At December 31, 2016 and 2015, the Plan held 129,772.968 and 67,490.686 shares, respectively, of common stock of Spire Inc., the parent company of the sponsoring employer, with a market value of $8,376,845 and $4,009,622, respectively. During the years ended December 31, 2016 and 2015, the plan received dividend income of $185,598 and $19,656, respectively from Spire Inc.

6.	PLAN TERMINATION
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
EIN 63-0022000, Plan 004
Schedule of Assets (Held at End of Year)
(Form 5500, Schedule H, Line 4i)
December 31, 2016

	Identity of issue, borrower, lessor or similar party	Description of investment	Current Value

*	Spire Inc. ESOP (also known as Spire Inc. Common Stock Fund)	Common stock (129,772.968 shares)	$8,376,845
	BlackRock Equity Index Fund T	Common/collective trust (241,834.623 units)	21,001,983
	BlackRock Russell 1000 Value Index Fund T	Common/collective trust (559,463.083 units)	16,690,630
	BlackRock Russell 2000 Index Fund T	Common/collective trust (339,642.940 units)	12,424,071
	BlackRock Short-Term Investment Fund W	Common/collective trust (11,249,246.150 units)	11,249,246
	BlackRock ACWI ex-US Fund	Common/collective trust (822,278.821units)	7,397,302
	BlackRock U.S. Debt Index W	Common/collective trust (352,977.154 units)	7,374,183
	Wells Fargo Stable Return Fund - Class C	Common/collective trust (54,062.501 shares)	2,802,600
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund (158,804.386 shares)	11,530,786
	PIF Diversified Real Asset I	Mutual Fund (610,910.624 shares)	6,597,835
	American Funds EuroPacific Growth 'Fund® - Class R5	Mutual Fund (87,496.568 shares)	3,938,221
	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (353,829.277 shares)	4,373,330
	Delaware Small Cap Value Fund Institutional Class	Mutual Fund (82,435.383 shares)	5,190,956
	Vanguard Institutional Target Income Fund	Mutual Fund (76,048.371 shares)	1,538,458
	Vanguard Institutional Target Retirement 2010 Fund	Mutual Fund (54,783.191 shares)	1,107,168
	Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund (92,465.376 shares)	1,863,177
	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund (355,161.104 shares)	7,152,945
	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund (623,723.705 shares)	12,543,084
	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund (553,815.715 shares)	11,104,005
	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund (398,136.899 shares)	7,962,738
	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund (235,076.601 shares)	4,687,427
	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund (163,984.513 shares)	3,274,771
	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund (111,633.677 shares)	2,230,441
	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund (21,888.651 shares)	437,992
	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund (16,928.804 shares)	338,407
			173,188,601
*	Notes Receivable from Participants	Loans due at various dates through 2031, with interest rates ranging from 4.25% to 9.25%	3,998,479
			$177,187,080
	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Alagasco Employee Savings Plan

Date:	June 29, 2017	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm